Exhibit 1
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               IN THE COURT OF CHANCERY FOR THE STATE OF DELAWARE
                          IN AND FOR NEW CASTLE COUNTY


Franklin Balance Sheet Investment Fund and             :
Franklin Microcap Value Fund, Oppenheimer              :
Investment Partnership LP and Oppenheimer              :
Close International Ltd., Wynnefield Partners          :
Smallcap Value LP I, Wynnefield Partners               :
Smallcap Value LP, Wynnefield Smallcap Value           :
Off-Shore Fund LPD and Channell Partnership II,        :
LP,                                                    :
                                                       :
Individually, derivatively and on behalf of a Class    :
of similarly situated stockholders,                    :
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                                                       :
                  Plaintiffs,                          : Civil Action No. 888-N
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         v.                                            :
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Thomas B. Crowley, Jr., Molly M. Crowley,              :
Phillip E. Bowles, Gary L. Depolo, Earl T.             :
Kivett,  William A. Pennella,  Leland S. Prussia,      :
Cameron W. Wolf, Jr.,                                  :
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                  Defendants,                          :
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         v.                                            :
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                                                       :
Crowley Maritime Corporation,                          :
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                  Nominal Derivative Defendant.        :
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                                                       :
                                                       :
                                                       :

                      CLASS ACTION AND DERIVATIVE COMPLAINT

         Plaintiffs, by and through their attorneys for their complaint hereby allege as follows:

                              SUMMARY OF THE ACTION

         1. This is an action by owners of common stock of Crowley Maritime Corporation ("Crowley" or "the Company") challenging the conduct of the Board of Directors of Crowley in adopting a policy and taking actions for the purpose of perpetuating the control of the Crowley family over the Company in violation of their duties to the Company and all of its stockholders.Over the years the Company's Board of Directors, which is dominated and controlled by the Crowley family (who collectively own or control approximately 65% of the voting stock of the Company), have engaged in a series of transactions designed to perpetuate and/or to enhance the Crowley family's control, to limit the information available to the Company's public stockholders and to operate the Company in a manner reflective of a closely-held family corporation and not a corporation with unaffiliated public stockholders.

         2. The Board under the policy of perpetuating control of the Crowley family has abandoned all pretense of fairness to the public stockholders and has provided millions of dollars of gifts to the Crowley family for the purpose of providing them funds to pay anticipated estate taxes. These gifts are not compensation for Defendant Crowley as Chairman of the Board and Chief-Executive Officer but are in addition to his annual compensation of about $1,000,000.

         3. This action seeks to have this Court declare that this corporate policy of perpetuating the controlling stockholders' control is a violation of the fiduciary duties of the defendants and contrary to Delaware law. The action further seeks compensation for the damages caused as a result of the actions taken in furtherance of that corporate policy.

                                   THE PARTIES

         4. Plaintiffs Franklin Balance Sheet Investment Fund and Franklin Microcap Value Fund beneficially own 4,240 and 2,342 common shares of Crowley, respectively, constituting approximately 7.3% of the outstanding shares. Franklin Balance Sheet Investment Fund and Franklin Microcap Value Fund are part of the Franklin Templeton group of mutual funds. They are collectively referred to herein as "Franklin". Franklin has owned Crowley shares since February 25, 1997.

         5. Plaintiffs P. Oppenheimer Investment Partnership LP and Oppenheimer Close International Ltd. beneficially own 1,484 and 110 common shares of Crowley, respectively. P. Oppenheimer Investment Partnership LP and Oppenheimer Close International Ltd. are collectively referred to herein as "Oppenheimer". Oppenheimer has owned shares in Crowley since September 20, 2000.

         6. Plaintiffs Wynnefield Partners Smallcap Value LP I, Wynnefield Partners Smallcap Value LP, Wynnefield Smallcap Value Off-Shore Fund Ltd. and Channell Partnership II, LP beneficially own 460, 370, 330 and 33 common shares of Crowley, respectively. Wynnefield Partners Smallcap Value LP I, Wynnefield Partners Smallcap Value LP, Wynnefield Smallcap Value Off-Shore Fund Ltd. and Channell Partnership II, LP are collectively referred to "Wynnefield". Wynnefield has beneficially owned shares of Crowley since July 26, 2001.

         7. Collectively plaintiffs own approximately 30% of the common shares not owned by the Crowley family.

         8. Nominal derivative defendant Crowley Maritime is a Delaware corporation with its principle executive office in Oakland, California.

         9. Defendant Thomas B. Crowley, Jr. ("Defendant Crowley"), age 37, is Chairman, President and Chief Executive Officer of the Company and has been a Director since 1994. He beneficially owns or controls approximately 65% of the voting stock of the Company.

         10. Defendant Molly M. Crowley is the mother of Defendant Crowley and has served as a member of the Board of Directors since 1994.

         11. Defendant Philip E. Bowles is first cousin of Defendant Crowley. Defendant Bowles has been a Director since 1986.

         12. Defendant William A. Pennella is Vice-Chairman of the Crowley Board and has been an Executive Vice-President of Crowley since 2000.

         13. Defendant Gary L. Depolo has been a member of the Board since 1994.

         14. Defendant Earl T. Kivett has been a member of the Board since 2002.

         15. Defendant Leland S. Prussia has been a Director since 1994.

         16. Defendant Cameron W. Wolf, Jr., has been a Director since 1989.

                           DEMAND EXCUSED ALLEGATIONS

         17. As to the derivative count of this complaint, plaintiffs have not made a demand on the Board of Directors of Crowley. Plaintiffs have not made a demand because demand is excused under Delaware Law in that at least half of Crowley's Board is interested and conflicted with respect to the wrongs alleged herein and the remaining directors are dominated by Defendant Crowley.

         18. Defendants Thomas Crowley, Molly Crowley and Bowles are conflicted because they are members of the Crowley family and are direct beneficiaries of the plan to entrench the Crowley family in control of the Company.

         19. Defendant Pennella is conflicted because he is an employee of the Company. As a result, his position and compensation are under the direct control of Defendant Crowley. The Board of the Company has delegated to Defendant Crowley the authority to determine the base salary and bonuses of employees whose direct annual compensation is less than or equal to $1,000,000, which includes Defendant Pannella and indeed, all employees except Defendant Crowley.

         20. Defendant Wolf is conflicted because he is a partner in the law firm of Orrick, Herrington & Sutcliffe, LLP ("Orrick Herrington"). Orrick Herrington has been in the past and remains legal counsel to the Company. In addition to the fees Orrick Herrington receives as counsel to the Company, Orrick Herrington has been an integral part of the legal strategy which has been designed to isolate Crowley management from its obligations to its public stockholders and further has been an integral part of the legal strategy and the policies to perpetuate Crowley family control as described herein, including the split-dollar life insurance agreements. Defendant Wolf has long standing close personal ties to the Crowley family including serving as a trustee of the Thomas
B. Crowley Separate Property Trust, one of the vehicles through which the Crowley family exercises control over the company and one of the entities which has engaged in self-dealing as more fully alleged herein.

         21. The other directors are dominated by Defendant Crowley. They were selected by the Crowley family and serve at the pleasure of Defendant Crowley. From at least 1995 the Company has repeatedly stated that Defendant Crowley "controls all matters affecting . . . the composition of our Board of Directors and, through it any determination with respect to our business direction and policies, including the appointment and removal of officers." The Company's public statements acknowledge the domination and control Defendant Crowley exercises over the Board.

         22. As a result of the foregoing plaintiffs are legally excused from making any demand on the Board of Directors with respect to the count alleging claims derivatively on behalf of the Company.

                            CLASS ACTION ALLEGATIONS

         23. Plaintiffs also bring this action as a class action, pursuant to Rule 23 of the Rules of this Court, on behalf of themselves and all other holders of Crowley common stock (except for the defendants herein and any persons, firms, trusts, corporations, family members or other entities related to or affiliated with any of them and their successors in interest) (the "Class").

         24. This action is properly maintainable as a class action because:

             a. the Class is so numerous that joinder of all members is not practical. While the exact number of beneficial owners is not known it is believed that Crowley Maritime has in excess of 500 stockholders owning approximately 30,000 shares of Crowley common stock including 9,372 shares in the Crowley Maritime Retirement Stock Plan and 4,873 shares in the Stock Savings Plan.

             b. The members of the Class are situated throughout the United States and are so numerous as to make it impracticable to bring them all before this Court.

             c. There are questions of law and fact which are common to the Class which predominate over matters affecting any individual members, including but not limited to whether the Board and the Crowley family may properly establish and implement a corporate policy, the stated purpose and effect of which is to maintain the Crowley family's status as controlling stockholders.

         25. Plaintiffs' claims are typical of the claims of other members of the Class in that all members of the Class have been damaged by the defendant's actions.

         26. Plaintiffs are committed to prosecuting this action and have retained competent counsel to bring litigation of this nature. Plaintiffs are adequate representatives of the Class.

         27. A class action is superior to any other method available for fair and efficient adjudication of this controversy.

                                 OPERATIVE FACTS

         28. Crowley, through its subsidiaries, provides maritime transportation services in domestic and international markets by means of four operating business lines: liner services, ship assistant escort services, oil and chemical distribution and transportation services, and energy and marine services. The Company provides numerous services with respect to the maritime trade on both the east and west coasts of the United States, Alaska, the Gulf of Mexico and Puerto Rico. The Company is involved in the construction, ownership, leasing and insuring of marine vessels. The Company employs approximately 4,000 people and has a fleet of more than 270 vessels. The Company's land-based facilities include terminals, warehouses, tank farms, office buildings, trucks, trailers, containers, chassis, cranes and other specialized vehicles. The Company was started in 1892 by the grandfather of Defendant Crowley, was incorporated in Delaware on December 1, 1972 and has operated in its current holding company structure since 1992.

         29. For the fiscal year ending December 31, 2003, Crowley reported operating income of over $42 million dollars on operating revenues of approximately $978 million dollars. The Company reported income from continuing operations (before discontinued operations and cumulative effect of a change in accounting) of $89.03 per share, down from $112.44 per share in 2002 and $122.41 per share in 2001. The Company reported total assets in excess of $1 billion dollars and total stockholder's equity of approximately $300 million dollars.

         30. As of December 31, 2003, the Company reported capital structure consisting of common voting stock with a par value of $.01, preferred Class A convertible stock $100 par value, and Class N common non-voting stock of $.01 par value. The Company reported 4,485,000 shares of common stock were authorized, with 89,404 shares issued; 315,000 shares issued and outstanding of preferred Class A convertible stock; and 46,138 issued shares of Class N, non-voting stock of the 54,500 authorized. As of April 25, 2003 the Crowley family owned or controlled 58,137 shares of common stock (64.6%), all of the outstanding Class N common stock and all of the Series A preferred stock. Crowley's common stock is not traded on a national or regional exchange but prices are quoted in the "Pink Sheets".

                             The 1992 Restructuring

         31. Prior to restructuring pursuant to a Plan of Reorganization and Agreement of Merger dated March 20, 1992, the Company had common stock, preferred Class A stock, preferred Class B stock, and preferred Class C stock. The restructuring resulted in the holding company structure which exists today.

         32. Initially the reorganization was structured so that the Crowley family which owned the preferred stock not only would receive all the new preferred stock in the reorganized company but would also be able to convert the existing preferred stock dividend arrearages into additional voting common stock on a tax free basis and thereby increase the Crowley's voting control in the Company. The transaction allowed the Crowley family to convert approximately $42,000,000 in dividend arrearages, which were contractually payable in cash, into stock allowing them to realize the value of those dividends without paying any taxes.

         33. In 1995, as a settlement of litigation challenging the transaction, the Crowley family agreed to eliminate their enhanced voting control and to pay certain sums to the public stock holders.

         34. The materials related to the 1992 restructuring were not publicly filed and to the best of plaintiffs' knowledge are not publicly available.

                              The 1995 Self-Tender

         35. By tender offer dated September 11, 1995, the Company engaged in the self tender the purpose of which was to comply with the request of the trustees of Thomas B. Crowley Separate Property Trust ("the Trust"), one of the vehicles through which the Crowley family exercises control over the Company, to purchase approximately $11.7 million dollars of the Trust's stock in order to provide liquidity to the Trust. At the time the trustees were Defendant Crowley and Defendants M. Crowley, Wolf and Pennella.

         36. But for the request, it does not appear that the Company would have engaged in any form of self tender. Indeed, as the purpose of the offer the Company stated:

                  The Company believes that the repurchase of shares from the Trust facilitates management stability, by providing a measure of assurance that the Company will not be sold to a third party or broken up as a consequence of the Trust's short term and long term estate tax and other obligations. The Company also believes that the repurchase of shares from the Trust will serve to prevent the Trust's shares from falling into the hands of speculative investors who may later attempt to disrupt company affairs in order to encourage the Company to take action favorable to such investors, yet not in the best interests of the Company and the remaining stockholders.

                  The repurchase of shares pursuant to the offer should also reduce the possibility that the Trust would seek to liquidate its holdings through a public offering (or in a transaction which could lead to a public offering) of its shares, the consequences of which the Company believes would be detrimental to the long-term interests of the Company and the remaining stockholders.

         37. Notwithstanding that the transaction was initiated by and solely for the private purposes of the Crowley family, at least the Board of Directors had a sufficient adherence to its fiduciary duties to all stockholders to extend the tender offer on equal terms to all stockholders of the Company. The Company also obtained a fairness opinion with respect to the transaction.

         38. The materials related to the offer to purchase were not publicly filed and to the best of plaintiffs' knowledge are not available in any public record.

                              The 2001 Self-Tender

         39. In April 2001, Crowley commenced another self-tender, the purpose of which was to reduce the information available to public stockholders of Crowley.

         40. Prior to the self tender, certain shareholders attempted to convince Crowley that it had more than 500 shareholders and therefore should comply with its obligations as a reporting company under the Securities and Exchange Act of 1934 and make appropriate filings. Defendant Crowley and the Company's Board resisted that effort and insisted the Company would only consider shareholders of record in determining whether it had any obligations to file as a reporting company. As a result of that position certain shareholders began to register their shares directly in their names rather than in the names of a nominee.

         41. In order to defeat this shareholder effort and reduce the Company's accountability to its public stockholders, the Board of Crowley caused Crowley to engage in a self tender. The self tender was to all shareholders who held less than ten (10) shares, but only if those shareholders held those shares of record in their own names. The tender was not extended to anyone who held shares through a nominee name even if that shareholder had less than 10 shares.

         42. While the Company stated that one of the Board's concerns was the estimated $500,000 per year cost of making these filings, the offer to purchase also stated:

                  the Board is of the view that the Company should remain privately held, with most of the stock held by company employee benefit plans and descendants of the Company's founder, Thomas Crowley. Consequently, the Board has consistently been of the view that the Company should not `go public' or become a public company.

Notwithstanding that it was apparently lost on the Board that Crowley was not a "privately held" company but in fact was a company with public stockholders, the 2001 self-tender presented the public stockholders with a "voluntary" transaction. That is, a shareholder could refuse to tender shares at the price offered. Further, the Crowley family was not permitted to participate in the transaction and therefore it provided the Crowley family no direct financial benefit. Nonetheless, the self tender was designed solely to protect the Crowley family's ability to continue to run the Company as if it were a privately held company.

         43. The 2001 Self-Tender attracted only 521 shares and failed in its purpose. Thus, beginning with its 2002 10-K, the Company began public filings on April 1, 2002.

         44. The documents related to the 2001 Self-Tender were not publicly filed and are to the best of plaintiffs' knowledge not available in any public record.

The Public Announcement Of The Official Policy Of Entrenching The Crowley Family
 As Controlling Stockholders And The Disclosure Of Long-Standing Improprieties

         45. As certain members of the Crowley family grew older, concern grew about how to maintain Crowley family control over the Company. Eventually estate taxes on the value of their Crowley shares would be due and the Crowley family did not otherwise have (or wish to spend) the resources to pay those taxes from sources outside of the Company. Similarly, the Crowley family did not wish to sell any sizeable portion of its shares in Crowley because to do so would be to lose the Crowley family control of the Company.

         46. As a result the Crowley family decided to treat their familial problem as a corporate one, thereby "justifying" using corporate funds to solve the "problem".

         47. For years Crowley's directors resisted public filings. While their stated purpose was to save the Company money, in fact, the actual effect was to minimize disclosures to the public stockholders of the Company so that the Crowley family could conceal certain actions. Only recently has the extent of the transactions involving the Crowley family begun to come to light and only then if a very determined reader pieces together the exhibits to the Company 10K filings of March 19, 2004, March 19, 2003 and April 1, 2002. Accurate and complete summaries of these exhibits and the transactions with the Crowley family do not appear either in the annual statements or the proxy statements for any of those years.

         48. While the 1995 Self-Tender materials and the 2001 Self-Tender materials suggest that the Board might consider putting the interests of the Crowley family ahead of other stockholders, those two documents are not publicly available and cannot be found on the Securities and Exchange Commission's EDGAR database. In any event in both of those transactions, at least superficially, were on terms ostensibly either non-coercive or fair to the public stockholders.

         49. The 1995 Self-Tender, while made for Crowley family purposes, was open to all stockholders. Stockholders, to the extent they chose to tender their shares, received the same price as the Crowley family. There were no overtly coercive elements to that transaction.

         50. In the 2001 Self-Tender, the Crowley family was not participating in the tender offer and, again there were no overtly coercive elements. Thus, a shareholder could simply refuse to tender with no apparent negative consequences.

         51. It was not until April 1, 2002 that Crowley disclosed the split-dollar life insurance arrangements. Even then, had a shareholder relied on the text of the disclosures in the annual statement, he would have been grossly uninformed and mislead.

         52. Crowley's Form 10-K for the year ending December 31, 2001 filed on April 1, 2002 disclosed for the first time a remarkable series of transactions in pursuit of a remarkable corporate policy of entrenching its controlling stockholder. The form 10-K stated:

                  Mr. Crowley and his family are the beneficiaries of certain split-dollar life insurance agreements, described in "Item 6. Executive Compensation." The Board of Directors has approved these agreements in furtherance of its belief that preserving Crowley family control and the closely held nature of the Company is beneficial to the Company's stockholders and will maximize stockholder value over the long-term. The Board of Directors has long been concerned that short-term and long-term estate tax and other obligations of certain Crowley family stockholders could lead to an unrelated third party gaining a highly influential and potentially detrimental position with respect to the business and management of the Company. Such circumstances also could lead to stock falling into the hands of speculative investors who may later attempt to disrupt Company affairs in order to encourage the Company to take action favorable to such Investors, yet not in the best interests of the Company and remaining stockholders.

                  The Board of Directors also has been concerned that should the Company receive a request to purchase shares held by such stockholders or their estates in lieu of a possible sale to such investors, the Company would be unable to effect such a purchase without negatively impacting its results of operations or financial condition. In this regard, the split-dollar life insurance agreements enable Mr. Crowley and certain trusts for the benefit of his descendants to purchase most, if not all, of such shares without involving the Company.

                  The Company expects that following the death of Mrs. Crowley the net proceeds of the policies of insurance on the life of Mrs. Crowley will be used by Mr. Crowley and the trusts under his control to purchase shares of Common Stock held by the Thomas B. Crowley Marital Trust so that this trust can pay applicable estate taxes. Essentially, the split dollar life insurance agreements enable Mr. Crowley and his family to retain ownership of shares and control of the Company under circumstances when certain of such shares otherwise might have to be sold to a third party to pay applicable estate taxes. See "Item 4. Security Ownership of Certain Beneficial Owners and Management."


Item 6 Executive Compensation stated:

                  The Company has entered into split-dollar life insurance agreements with Mr. Crowley and certain trusts for the benefit of his descendants. The Board of Directors has approved these agreements in furtherance of its belief that preserving Crowley family control and the closely held nature of the Company is beneficial to the Company's stockholders and will maximize stockholder value over the long-term. The Board of Directors has long been concerned that short-term and long-term estate tax and other obligations of certain Crowley family stockholders could lead to an unrelated third party gaining a highly influential and potentially detrimental position with respect to the business and management of the Company. Such circumstances also could lead to stock falling into the hands of speculative investors who may later attempt to disrupt Company affairs in order to encourage the Company to take action favorable to such investors, yet not in the best interests of the Company and remaining stockholders.

                  The Board of Directors also has been concerned that should the Company receive a request to purchase shares held by such stockholders or their estates in lieu of a possible sale to such investors, the Company would be unable to effect such a purchase without negatively impacting its results of operations or financial condition. In this regard, the split-dollar life insurance agreements enable Mr. Crowley and certain trusts for the benefit of his descendants to purchase most, if not all, of such shares without involving the Company.

                  The split dollar agreements generally provide for the Company to pay the premiums on certain life insurance policies and for Mr. Crowley, or the trusts, to reimburse the Company in an amount equal to the annual term cost of the insurance coverage. The policies are owned by Mr. Crowley, or the trusts, but are pledged to the Company as security for the owner's obligation to pay to the Company, on termination of the agreements, an amount equal to the lesser of the Policy cash surrender value or the amounts of premiums paid by the Company reduced by certain payments made by or on behalf of Mr. Crowley. The Company expects that following the death of Mrs. Crowley the net proceeds of the policies of insurance on the life of Mrs. Crowley will be used by Mr. Crowley and the trusts under his control to purchase shares of Common Stock held by the Thomas B. Crowley Marital Trust so that this trust can pay applicable estate taxes. See "Item 1. Business -- Risk Factors".

         53. From this disclosure it is apparent that the Company determined to give the Crowley family the amount necessary to pay the annual premiums on "certain life insurance policies" for reasons entirely unrelated to any work of Defendant Crowley as Chairman of the Board, President and Chief Executive Officer. Indeed, the Company has in place an extensive executive compensation plan which includes base compensation, annual bonus compensation, annual deferred compensation, all as part of a management incentive plan which, according to the Company's disclosures, are designed to ensure fair and proper compensation of Defendant Crowley and the other senior executives. Thus, the payments made by the Company on behalf of Defendant Crowley and the Crowley family with respect to the life insurance policies are nothing short of gifts of corporate assets to a controlling stockholder without any legitimate justification.

         54. Defendant Crowley's obligations to the Company in return are essentially nothing. Defendant Crowley is not obligated to repay the costs of these insurance policies (above cash surrender value) and apparently is not even obligated to use the death benefits for the purported corporate purpose. Instead, the Board only "expects" Defendant Crowley to use them to retain control. It appears he has no obligation to use the proceeds in any particular fashion nor has he agreed not to sell the stock to a "speculative" investor nor in a public offering.

         55. Defendant Crowley's obligation, if the split-dollar life insurance agreements ever are terminated, repaying the cash surrender value of the policies, is meaningless. Upon termination, Defendant Crowley who owns the policies would receive an amount equal to the cash surrender value and therefore the transaction would involve essentially no out-of-pocket expense to Defendant Crowley or his family. It is the Company that paid the premiums. Therefore, it is the Company that should own the policies and their cash surrender value, not Defendant Crowley.

         56. Even the most basic details of these transactions are not discussed. Instead the reader is obliged to wade through 5 separate exhibits to gain even an incomplete understanding of what had occurred.

         57. Exhibit 10.6 to the April 1, 2002 10-K is the split-dollar life insurance agreement ("Insurance Agreement 1") purports to be made "as of April 6, 1992" although it was not disclosed to the shareholders until 2002. When it was actually made is nowhere revealed. However, it would appear that at least since 1992 the Company has been paying life insurance premiums for the Crowley family. Schedule A to that exhibit lists five separate life insurance policies with a total face amount of $50 million dollars. The agreement provides that the Company will pay the premiums on these policies, and Defendant Crowley will repay the Company "the economic benefit" he receives, as determined by IRS regulations, and the Company, upon termination of the policy or payment of the death benefit, will receive the lesser of the balance of the amount it paid in premiums (without interest) or the cash surrender value of the policies.

         58. Attached as Exhibit 10.7 to the April 1, 2002 10K filing was an amendment to the Insurance Agreement 1 ("Amendment 1") "made on May 1, 1995" which stated the purpose of the amendment was to provide collateral to the Company for the obligations Defendant Crowley owed under the Insurance Agreement 1 on three of the policies totaling $40 million dollars.

         59. Exhibit 10.8 to the April 1, 2002 10K filing is a second amendment to Insurance Agreement 1 ("Amendment 2") "made on July 20, 1998". Curiously while Amendment 1 referred to the Insurance Agreement 1 as "dated April 6, 1992", Amendment 2 goes back to the original language describing Insurance Agreement 1 as "dated as of April 6, 1992". The purpose of Amendment 2 is to permit Defendant Crowley to transfer certain of the policies which were the subject of Insurance Agreement 1 to a trust he created on July 1, 1998.

         60. Attached as Exhibit 10.9 to the April 1, 2002 10-K filing is an agreement entitled "Split-Dollar Life Insurance Agreement (1035 Exchange Policy)," ("Amendment 3") a third amendment to Insurance Agreement 1. The purpose of Amendment 3 was to allow Defendant Crowley to exchange the two policies which were the subject of Insurance Agreement 1 for a new policy. The effect of this exchange was to convert the two policies with a $10 million dollar face amount into one policy with a face amount $11,296,319. Thus as of Amendment 3, the Company was paying for $51,296,319 dollars of life insurance for the Crowley family. Amendment 3 states that it "is made as of July 20, 1998".

         61. Attached as Exhibit 10.10 to the April 1, 2002 10-K filing, is an agreement titled "Split-Dollar Life Insurance Agreement New Policies" ("Insurance Agreement 2"). Like Insurance Agreement 1, Insurance Agreement 2 recites that it "is made as of" a date, in this case July 20, 1998. Insurance Agreement 2 relates to entirely different insurance policies. The purpose of the agreement is to create the same type of arrangement with respect to these policies as existed under Insurance Agreement 1. Insurance Agreement 2 lists six policies with a total face amount of $50 million. Thus, as of Insurance Agreement 2, the Company was paying for $101,296,319 dollars of life insurance for the Crowley family.

         62. Attached as Exhibit 10.11 to the April 1, 2002 10-K filing is an agreement titled "Split-Dollar Life Agreement (Policies on Life of Thomas B. Crowley, Jr.)" ("Insurance Agreement 3"). Insurance Agreement 3 "is made as of November 24, 1998". Insurance Agreement 3 involves insurance policies owned by the 1998 Crowley family generation-skipping trust u/t/a dtd. November 12, 1998 by and between Thomas B. Crowley, Jr. as trustor and as trustee ("the 1998 Trust"). The agreement recites that the 1998 Trust owned certain policies on the life of Defendant Crowley and notes the existence the two life insurance policies in the face amount of $20 million dollars each, for a total of $40 million dollars. The agreement makes these insurance policies subject to the same type of arrangement as Insurance Agreement 1 and Insurance Agreement 2. As of the existence of Insurance Agreement 3, the Company was paying for life insurance in the face amount of $141,296,319 dollars on behalf of the Crowley family.

         63. The text of the 2002 10-K does not disclose the total amount of life insurance subject to these agreements, the total benefit to the Crowley family from these agreements, the actual dates on which these agreements were made, nor the actual dates and amounts of payments made by the Company with respect to these agreements. In a footnote it does disclose that Defendant Crowley's annual compensation included $2,978,426 representing the non-term portion of premiums paid by the Company for that year. This amount was approximately 2.5% of the Company's operating revenue that year.

         64. Crowley's Form 10-K for the fiscal year ending December 31, 2002, under the heading "Other Business Risks" the Company disclosed as follows:

                  Mr. Crowley and his family are the beneficiaries of certain split dollar life insurance agreements, as more fully described in the 2003 proxy statement. The Board of Directors has approved these agreements in furtherance of its belief that preserving Crowley family control and the closely held nature of the Company is beneficial to the Company's stockholders and will maximize shareholder value over the long-term. The Board of Directors has long been concerned that short-term and long-term estate tax and other obligations of certain Crowley family stockholders could lead to an unrelated third party gaining a highly influential and potentially detrimental position with respect to the business and management of the Company. Such circumstances could also lead to stock falling into the hands of speculative investors who may later attempt to disrupt company affairs in order to encourage the Company to take action favorable to such investors, yet not in the best interests of the Company and remaining stockholders.

                  The Board of Directors also has been concerned that should the Company receive a request to purchase shares held by such stockholders or their estates in lieu of a possible sale to such investors, the Company would be unable to effect such a purchase without negatively impacting its results of operations or financial condition. In this regard, the split-dollar life insurance agreements enable Mr. Crowley and certain trusts for the benefit of descendants to purchase most, if not all, of such shares without involving the Company.

                  The Company expects that following the death of Mrs. Molly M. Crowley, the net proceeds of the policies of insurance on the life of Mrs. Crowley will be used by Mr. Crowley and the trusts under his control to purchase shares of common stock held by the Thomas B. Crowley Marital Trust so that the trust can pay applicable estate taxes. Essentially, the split-dollar life insurance agreements enable Mr. Crowley and his family to retain ownership of shares and control of the Company under circumstances when certain of such shares otherwise might have to be sold to a third party to pay applicable estate taxes.

         65. The Form 10-K for the year 2002 was filed with the Securities and Exchange Commission on March 19, 2003. At the end of the disclosures regarding the corporate policy of entrenching the Crowley family as controlling stockholders the Company referred stockholders to the proxy stating: "See Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters, in the 2003 Proxy Statement." In the 2003 Proxy which was filed on April 25, 2003, one month later, there is no section entitled "Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters." While there is such entitled "Security Ownership of Certain Beneficial Owners and Management," it contains no related information and there is no section entitled "Related Stockholder Matters."

         66. In the 2003 proxy, there is a section titled "Certain Relationships and Related Transactions." The entirety of the disclosure in the 2003 Proxy from the section "Certain Relationships and Related Transactions" on this issue is as follows:

                  Thomas B. Crowley, Jr., the Chairman of the Board of Directors, President and Chief Executive Officer of the Company, and certain trusts for the benefit of his descendants, are party to certain split-dollar life insurance agreements. These agreements were created for estate planning purposes intended to promote the long term stability of the Company and generally provide for: (a) the Company to pay the annual premiums for certain life insurance policies owned by Mr. Crowley or the trusts; and (b) Mr. Crowley, or the trusts, to reimburse the Company in an amount equal to the annual term costs of the insurance coverage. The policies are pledged to the Company as security for the obligation of Mr. Crowley, or the trusts, as the case may be, to pay to the Company, upon termination of the split-dollar life insurance agreements, an amount equal to the aggregate amounts of premiums paid by the Company as such amounts may have been reduced by certain payments made by or on behalf of Mr. Crowley or the trusts prior to the date upon which the split-dollar life insurance agreements terminate, except that if the agreements are terminated prior to the death of the insured the amount owed by Mr. Crowley and the trusts is limited to the cash surrender value of the policies. At any time during the last fiscal year and as of April 25, 2003, the largest aggregate amount owed by Mr. Crowley and the trusts based upon the cash surrender value of these insurance policies was $16.9 million. No interest is charged by the Company for any and all amounts which may be outstanding under these arrangements.

                  It is currently uncertain whether the recently enacted Sarbanes-Oxley Act of 2002 (the "Act") prohibits the Company from continuing to pay the annual premiums for these life insurance policies owned by Mr. Crowley and the trusts. While the Act does not specifically address these types of insurance arrangements, it generally makes it unlawful for an issuer to extend or maintain credit, to arrange for the extension of credit or to renew an extension of credit, in the form of a personal loan to or for any director or executive officer (or equivalent thereof) of that issuer. Since it is possible that the Act might be construed as treating annual premium payments made after July 30, 2002 under the split-dollar life insurance agreements as new extensions of credit which would be prohibited by the Act, the Company has decided to suspend making any annual premium payments made after July 30, 2002 under the split-dollar life insurance agreements as new extensions of credit which would be prohibited by the Act, the Company has decided to suspend making any annual premium payments for the life insurance policies owned by Mr. Crowley and the trusts. The Company may decide in the future to resume making such payments. In the meantime, Mr. Crowley has advised the Company that he will continue to pay the term cost of the insurance coverage and the balance of the annual premium will be paid out of the cash surrender value of the policies.

         67. Nowhere in this disclosure or anywhere else is there disclosure of when the agreements were adopted, the total costs to the Company or the total benefit to the Crowley family. The amount of the insurance or the terms of any of these agreements is available only if one examines the exhibits to the April 1, 2002 10-K. In a footnote it was disclosed that Defendant Crowley's annual compensation included $2,700,023 representing its non-term portion of premiums paid by the Company that year. As in the prior year, this represented about 2.5% of operating revenue.

         68. Defendant Crowley was paying only for the annualized costs of the insurance afforded and the balance of the premium due under these policies continued to be a gift from the corporation to Defendant Crowley. Under this arrangement while Defendant Crowley personally owned the policies, the Company continued to pay a large portion of the premium. The Company has never disclosed what the total premiums it has paid for these policies were nor the "term cost" of these premiums that Defendant Crowley has paid.

         69. In the Company's Form 10-K filing on March 19, 2004, under the heading Item 13, Certain Relationships and Related Transactions, the Company stated: "The information required by this item is hereby incorporated by reference from the 2003 Proxy Statement under the heading Certain Relationships and Related Transactions."

         70. In the 2004 Proxy Statement filed one month later on April 19, 2004, the Company made the following disclosures:

                  Thomas B. Crowley, Jr., the Chairman of the Board of Directors, President and Chief Executive Officer of the Company, and certain trusts for the benefit of his descendants, are party to certain split-dollar life insurance agreements. These agreements were created for estate planning purposes intended to promote the long term stability of the Company and generally provide for: (a) the Company to pay the annual premiums for certain life insurance policies owned by Mr. Crowley or the trusts; and (b) Mr. Crowley, or the trusts, to reimburse the Company in an amount equal to the annual term costs of the insurance coverage. The policies are pledged to the Company as security for the obligation of Mr. Crowley, or the trusts, as the case may be, to pay to the Company, upon termination of the split-dollar life insurance agreements, an amount equal to the aggregate amounts of premiums paid by the Company as such amounts may have been reduced by certain payments made by or on behalf of Mr. Crowley or the trusts prior to the date upon which the split-dollar life insurance agreements terminate, except that if the agreements are terminated prior to the death of the insured the amount owed by Mr. Crowley and the trusts is limited to the cash surrender value of the policies. At any time during the last fiscal year the largest aggregate amount owed by Mr. Crowley and the trusts based upon the cash surrender value of these policies was $18,039,662. As of April 25, 2004, the largest aggregate amount owed by Mr. Crowley and the trusts based upon the cash surrender value of these insurance policies was $10,531,475. As stated below, the reduction in the amount owed is the result of a payment in the amount of approximately $7.5 million that was made in December of 2003. No interest is charged by the Company for any and all amounts which may be outstanding under these arrangements.

                  It is currently uncertain whether the Sarbanes-Oxley Act of 2002 (the "Act") prohibits the Company from continuing to pay the annual premiums for these life insurance policies owned by Mr. Crowley and the trusts. While the Act does not specifically address these types of insurance arrangements, it generally makes it unlawful for an issuer to extend or maintain credit, to arrange for the extension of credit, or to renew an extension of credit, in the form of a personal loan to or for any director or executive officer (or equivalent thereof) of that issuer. Since it is possible that the Act might be construed as treating annual premium payments made after July 30, 2002 under the split-dollar life insurance agreements as new extensions of credit which would be prohibited by the Act, the Company has suspended making any annual premium payments for the life insurance policies owned by Mr. Crowley and the trusts. The Company may decide in the future to resume making such payments. In the meantime, Mr. Crowley has advised the Company that he will continue to pay the term cost of the insurance coverage.

                  On December 23, 2003, the Company and Mr. Crowley entered into a settlement agreement terminating one of the life insurance agreements. Pursuant to this settlement agreement, Mr. Crowley paid the Company approximately $7.5 million, an amount representing premiums paid by the Company for the insurance policies subject to the terminated life insurance agreement. The settlement agreement also provides that the Company pay Mr. Crowley annually an amount, on an after tax basis, equal to the interest payable by Mr. Crowley on financing he arranged to make this payment to the Company. This obligation terminates: (i) upon surrender or termination of the policies to the settlement agreement, unless Mr. Crowley rolls over or reinvests the entire amount received upon surrender or termination into one or more new policies on the life of Mrs. Molly Crowley; (ii) at the Company's option if Mr. Crowley ceases to be employed by the Company;
         (iii) upon the death of Mrs. Molly Crowley; or (iv) upon the bankruptcy, insolvency or dissolution of the Company. In the settlement agreement, Mr. Crowley released any claims that he might have against the Company due to the Company having ceased making premium payments as required by the terminated life insurance agreement.

         71. In the 2004 Proxy Statement, the Company disclosed that during the fiscal year 2003, the cash surrender value of the policies exceeded $18 million dollars. As of April 25, 2004, the cash surrender value was $10.5 million dollars. The reason for this was characterized as Defendant Crowley's decision to pay the Company approximately $7.5 million dollars. In reality, this means simply that that insurance was terminated, presumably because of Defendant Crowley's inability (or unwillingness) to pay even the term portion of that policy. While the proxy refers to a December 23, 2003 settlement agreement between Defendant Crowley and the Company, there are no disclosures in the text of the filing beyond the brief paragraph contained in the proxy. Who negotiated on behalf of the Company and why there needed to be a "settlement agreement" in the first place is not discussed.

         72. Upon termination of that policy, Defendant Crowley would have received a $7.5 million cash surrender value. What is not disclosed is why the agreement was terminated, why the policies were not surrendered, nor what will happen to the money Defendant Crowley will receive as the cash surrender value of the policies if they are terminated.

         73. The proxy stated that the settlement agreement also provides that the Company will pay Defendant Crowley an amount equal to interest that Defendant Crowley purportedly is paying "on financing he arranged to make this payment to the Company." The disclosure stated that when Defendant Crowley owed the Company money, "no interest" is charged by the Company for any and all amounts which may be outstanding "under these arrangements".

         74. As Exhibit 10.14 to the March 19, 2004 10-K filing, the Company attached the "Settlement Agreement" "made as of December 23, 2003". The agreement relates only to Insurance Agreement 1, as amended. The agreement states that the payment by Defendant Crowley of $7,508,187 dollars equals "the total amount of premiums paid by the corporation . . . reduced by payments made by [Defendant Crowley] . . ." under the agreement. Thus, and according to the settlement agreement from September 1992 until December of 2003 the Company spent approximately $7.5 million dollars under Insurance Agreement 1, as amended.

         75. Had Defendant Crowley repaid those funds, the economic injuries suffered as a result of Insurance Agreement 1, as amended, arguably could have been limited to interest on the $7.5 million dollars for the 11 year period over which those funds were advanced. However, the agreement does not simply provide for repayment of the $7.5 million dollars. Instead, it provides that the Company will pay to Defendant Crowley, an amount equal to his interest expenses on a $7.5 million dollar loan until Defendant Crowley collects on the policies. Thus, the Company has agreed to loan, interest-free, to Defendant Crowley, the insurance premiums on these policies.

         76. The disclosures to the shareholders also do not mention a critical aspect of this Settlement Agreement. In the Settlement Agreement, the Company purportedly releases Defendant Crowley from all claims arising out of Insurance Agreement 1, as amended.

         77. The Company has disclosed that the non-term portion of premiums paid under Split Dollar Agreements with Defendant Crowley and certain trusts for the benefit of his family was $2,978,426 dollars in 2001 and $2,700,023 in 2002. It is not clear whether that includes the costs under all three insurance agreements or simply under Insurance Agreement 1. The Company has not disclosed the cost for Insurance Agreements 2 or 3 on a separate basis, nor has it disclosed any of its costs, outside of the time periods of 2001 and 2002, other than in the context of the Settlement Agreement. However, assuming an annual cost to the Company of $2.8 million dollars for all policies and assuming the premiums on each are proportional to the death benefits, the annual premium on the policies subject to Insurance Agreements 2 and 3 are believed to be about $1.8 million.

         78. Thus it appears that even following the "repayment" of the $7.5 million dollars, the damages arising from the three insurance agreements to date include at least the following: (a) interest on $7.5 million dollars apparently commencing in 1992 and continuing to date, and (b) annual premium payments on the $90 million dollars of insurance subject to Insurance Agreement 2, and Insurance Agreement 3 from 1998 to the present at the rate of about $1.8 million annually, for a total of $10.8 million exclusive of interest on the latter portion.

         79. The bulk of the Company's long-term debt carries interest from 4.96% to 8.125%, an average in excess of 6.5%. At 6.5% simple interest, the cost of the $7.5 million dollar loan to Crowley is $487,500 per year. Assuming annual payments under Insurance Agreements 2 and 3 total $1.8 million, the interest cost from these agreements is $117,000 annually. In total, the insurance agreements have injured the Company and the Class in the amount of at least $15 million dollars and continue to injure the Company and the Class at the rate of approximately $2.4 million dollars per year.

         80. In sum, the Company has spent tens of millions of dollars as a gift for life insurance for its controlling stockholder's family's estate plan so that stockholder can maintain his position in control. The Company has made an enormous gift to the Crowley family for Defendant Crowley's personal benefit, not for a corporate purpose and to the detriment of the Class. Forgotten by the Board is that these are personal obligations of Defendant Crowley and his family related to his interests as a controlling shareholder and thus are not proper expenditures.

                                     COUNT I

            DERIVATIVELY ON BEHALF OF CROWLEY AGAINST ALL DEFENDANTS

         81. Plaintiffs incorporate by reference P. P. 1-80 hereof as if fully set forth herein.

         82. The policy of assisting Defendant Crowley and the Crowley family in maintaining his position of control and domination of the Company is an invalid corporate policy which the defendants adopted in breach of their fiduciary duties to all shareholders.

         83. The actions taken by the defendants in promoting the foregoing policy including the costs incurred, agreements and payments made with respect to these Life Insurance Agreements and the Settlement Agreement constituted gifts to Defendant Crowley and the Crowley family with no valid corporate purpose and constituted a waste of corporate assets. Further they constitute interested self-dealing transactions not entirely fair to the Company or all its stockholders.

         84. Plaintiffs are entitled to a determination by this Court invalidating the corporate policy of entrenching Defendant Crowley and the Crowley family as controlling stockholder and recovering for the Company all of the costs and amounts of creating and promoting this policy, including interest.

                                    COUNT II

                  ON BEHALF OF THE CLASS AGAINST ALL DEFENDANTS

         85. Plaintiffs incorporate by reference P. P. 1-84 hereof as if fully set forth herein.

         86. The actions of the defendants in pursuing the corporate policy of entrenching Defendant Crowley and the Crowley family, in expending corporate funds and in making gifts to Defendant Crowley and the Crowley family pursuant to that policy have caused injury to plaintiffs and the Class.

         87. That injury is separate and distinct from any injury suffered by all shareholders in at least the following ways:

             a. the policy has the benefit of favoring the majority stockholder over the minority stockholders;

             b. the policy has resulted in payments to, gifts to and economic benefits to the Crowley family not received by all other stockholders; and

             c. the policy has as its stated purpose frustrating the potential for the Class to gain greater voting control through the diminution of the control of the Crowley family.

         88. The transaction is a self-dealing transaction on behalf of the controlling stockholder, not entirely fair to the Class.

         89. Plaintiffs and the Class have been damaged and will continue to be damaged as a result of the pursuit of this policy.

         90. Plaintiffs and the Class have no adequate remedy of law.

                                PRAYER FOR RELIEF

         WHEREFORE, plaintiffs respectfully pray for an order or orders providing the following relief:

         A. Declaring this action to be appropriately brought as a derivative action;

         B. Declaring this action to be properly brought as a class action and certifying the Class and the Class representatives as alleged herein;

         C. Declaring illegal and voiding the Crowley corporate policy of entrenching Defendant Crowley as controlling stockholder;

         D. Awarding the Company and the Class such damages as they have suffered in an amount at a minimum equal to the premiums paid by the Company on the split dollar life insurance policies, the interest forgiven to the Crowley family on all amounts owed to the Company and the cost and expenses incurred by the Company in creating, implementing, pursuing and defending the policy;

         E. Ordering Defendants Crowley and M. Crowley and Bowles to disgorge all benefits they and their family have received from the Company as a result of this policy and all related transactions;

         F. Awarding plaintiffs and their counsel such attorneys fees and expenses as are appropriate including expert witness fees; and

         G. Awarding such further and other relief as is just and equitable.

Dated:   November 30, 2004                        TAYLOR & McNEW LLP


                                            By:   /s/ R. Bruce McNew
                                                  -------------------------
                                                  R. Bruce McNew (#967)
                                                  3711 Kennett Pike
                                                  Suite 210
                                                  Greenville, DE  19807
                                                  Tel:  302/655-9200
                                                  COUNSEL FOR PLAINTIFFS